BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
October 19, 2006

This Notice of Articles was issued by the Registrar on: October 19, 2006 10:37 AM Pacific Time

Incorporation Number: BC0071412

Recognition Date: Incorporated on October 12, 1966

NOTICE OF ARTICLES

Name of Company:
CREAM MINERALS LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1
CANADA

Delivery Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1
CANADA

Delivery Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1
CANADA

DIRECTOR INFORMATION

ast Name, First Name, Middle Name:
HOLCAPEK, FERDINAND

Mailing Address:
[redacted]

Delivery Address:
[redacted]

Last Name, First Name, Middle Name:
TROUP, ARTHUR G.

Mailing Address:
1400 - 570 GRANVILLE STREET
VANCOUVER BC V6C 3P1
CANADA

Delivery Address:
[redacted]

Last Name, First Name, Middle Name:
LANG, FRANK A.

Mailing Address:
1400 - 570 GRANVILLE STREET
VANCOUVER BC V6C 3P1
CANADA

Delivery Address:
[redacted]

Last Name, First Name, Middle Name:
:RNER, SARGENT H.

Mailing Address:
1400 - 570 GRANVILLE STREET
VANCOUVER BC V6C 3P1
CANADA

Delivery Address:
[redacted]

Last Name, First Name, Middle Name:
LANG, C. DOUGLAS

Mailing Address:
[redacted]

Delivery Address:
[redacted]

Last Name, First Name, Middle Name:
MERRIFIELD, ROBIN M

Mailing Address:
[redacted]

Delivery Address:
[redacted]

JTHORIZED SHARE STRUCTURE

1. No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached